EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated. To date we have not issued any preferred stock. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividend requirements are the same as the ratio of earnings to fixed charges presented below (in thousands except for ratio calculation).

	December 30, 2012	December 29, 2013	December 28, 2014	January 3, 2016	January 1, 2017
Loss before income taxes	(12,296)	$(11,821)	$(13,011)	$(17,702)	$(19,083)
Add: Fixed charges(1)
Interest expense	61	54	85	82	175
Interest on rental expense	164	316	316	293	278
Preferred dividends	0	0	0	0	0
Total—fixed charges	225	370	401	375	453
Earnings (losses)	$(12,071)	$(11,451)	$(12,610)	$(17,327)	$(18,630)
Ratio of earnings to fixed charges(2)	—	—	—	—	—

(1)	Fixed charges, which includes interest expense plus the portion of interest expense under operating leases deemed by us to be representative of the interest factor.

(2)
Due to our losses in the years ended December 30, 2012, December 29, 2013, December 28, 2014, January 3, 2016 and January 1, 2017, the ratio coverage was less than 1:1. Additional earnings of $12.3 million, $11.8 million, $13.0 million, $17.7 million and $19.1 million in 2012, 2013, 2014, 2015, and 2016, respectively, would have been required to achieve a ratio of 1:1.